U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 11-K

                               ANNUAL REPORT

       PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the year ended December 31, 2003
                      Commission file number 0-25286

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    CASCADE FINANCIAL CORP. 401(k) Salary Deferral and Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

   Cascade Financial Corporation
   2828 Colby Avenue
   Everett, Washington  98201

   THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

                         CASCADE FINANCIAL CORPORATION
                          401 (k) SALARY DEFERRAL AND
                             PROFIT SHARING PLAN

           REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
                                    and
                           FINANCIAL STATEMENTS

                        DECEMBER 31, 2003 AND 2002

CONTENTS
--------
                                                                    PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
   Moss Adams LLP                                                       1
   KPMG LLP                                                             2

FINANCIAL STATEMENTS
  Statements of net assets available for benefits                       3
  Statements of changes in net assets available for benefits            4
  Notes to financial statements                                      5-10

SUPPLEMENTAL SCHEDULE
  Schedule H, Line 4i - schedule of assets (held at end of year)
   - December 31, 2003                                                 11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Cascade Financial Corporation
  401(k) Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan as of December 31, 2002 were audited by other auditors whose report dated June 27, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements at December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS, LLP

Everett, Washington
June 24, 2004

Report of Independent Registered Public Accounting Firm

The Participants and the Plan Administrator
Cascade Financial Corp. 401(k) Salary
  Deferral and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of Cascade Financial Corp. 401(k) Salary Deferral and Profit Sharing Plan
(Plan) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.


/s/ KPMG,  LLP
Seattle, Washington
June 27, 2003

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                              DECEMBER 31,
                                                           2003          2002
ASSETS                                                  ------------------------
  Participant directed investments at fair value
   Money market funds                                  $   24,742    $   82,779
   Common stock of Cascade Financial Corporation        2,394,876     1,161,810
   Mutual funds                                         1,996,106     1,315,930
   Common commingled trust fund                           411,476       470,238
   Loans to participants                                   93,658        98,695
                                                        ---------     ---------
                                                        4,920,858     3,129,452
  Receivables
   Sponsor                                                      -        77,201
   Participants                                                 -        11,969
                                                        ---------     ---------
                                                                -        89,170

NET ASSETS AVAILABLE FOR BENEFITS                      $4,920,858    $3,218,622
                                                        =========     =========

3                               See accompanying notes to financial statements.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                            2003        2002
                                                        -----------------------
ADDITIONS TO NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO
   Investment income
     Interest and dividends                            $   30,156   $   50,560
     Net appreciation (depreciation) in fair value
     of investments
       Common stock of Cascade Financial Corporation    1,228,231      427,869
       Mutual funds                                       439,854     (431,062)
                                                        ---------    ----------
       Total investment income                          1,698,241       47,367
                                                        ---------    ----------
   Contributions
     Sponsor                                              171,506       77,201
     Participants                                         437,759      378,224
     Rollover                                              42,374            -
                                                        ---------    ----------
                                                          651,639      455,425
                                                        ---------    ----------
       Total additions, net                             2,349,880      502,792

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO BENEFITS PAID
  TO PARTICIPANTS                                         647,644      557,230
                                                        ---------    ----------
       Net increase (decrease) in net assets
       available for benefits                           1,702,236      (54,438)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                    3,218,622    3,273,060
                                                        ---------    ----------
   End of year                                         $4,920,858   $3,218,622
                                                        =========    ==========

See accompanying notes to financial statements.                               4

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 1 - Description of Plan and Basis of Presentation
------------------------------------------------------

The following description of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established for employees of Cascade Financial Corporation (Sponsor) who are at least 18 years of age. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Administration - The Sponsor has appointed an administrative committee to oversee the Plan. Prior to December 2002, ING National Trust served as Trustee of the Plan and ING-Aetna Financial Services administered the Plan. Effective December 2002, Circle Trust Company serves as the Trustee and the Plan is administered by NW Plan Services, Inc.

Eligibility, contributions and participants accounts - All nonunion employees of the Sponsor who are age 18 or older are eligible to participate in the Plan after completing one hour of service, and become eligible for employer contributions immediately following completion of one year of service. To complete one year of service, as defined by the Plan, a participant must complete at least 1,000 hours of service within that year.

Accounts are established for each participant and include the participant's contributions (including those rolled over from another qualified plan or trust), allocations of employer matching contributions, any discretionary contributions from the Sponsor and earnings thereon. Annual Sponsor matching contributions and discretionary contributions are determined by the board of directors of the Sponsor. No discretionary contributions were made in 2003 or 2002.

During 2003 and 2002, participants were able to contribute from 1% to 60% of their pretax compensation, subject to limits established under the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified plans. The Sponsor's 2003 matching contribution is 50 cents for each dollar contributed up to $6,000. During 2002, the Sponsor's matching contribution was 50 cents for each dollar contributed up to 5% of the participants eligible compensation to a maximum of $5,500. The employee must be employed as of the last day of the Plan year to be eligible for employer matching or discretionary contributions.

Participants have the option of directing their account balance in 1% increments into any one or more of the Plan's investment fund options.
The Sponsor contributions are made in cash and allocated to a participant's account balance in accordance with the participant's contribution elections. The Plan currently offers common commingled trust funds, mutual funds and Sponsor common stock as investment options for participants.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 1 - Description of Plan and Basis of Presentation (continued)
------------------------------------------------------------------

Participant accounts are valued daily based on quoted market prices. Participants may change their investment elections and make transfers between investment options daily.

The Plan provides for various investment fund options which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Vesting - Participants are immediately vested in their contributions and earnings thereon. Vesting of the Sponsor's contribution and earnings thereon is based on years of credited service of participants. The following schedule sets forth the vesting schedule:

    Years of Vesting               Vested
         Service                   Percent
---------------------------        -------
 Less than 2                          0
 At least 2 but less than 3          20
 At least 3 but less than 4          40
 At least 4 but less than 5          60
 At least 5 but less than 6          80
 6 or more                          100

Participants become fully vested at the age of 65, upon the participant's death or upon permanent disability.

Forfeitures of nonvested Sponsor contributions are used to reduce future Sponsor contributions. Unallocated forfeitures totaled $5,645 and $11,715 at December 31, 2003 and 2002, respectively. Subsequent to year-end 2003 and 2002, Sponsor contributions were reduced by $0 and $11,600, respectively, as a result of forfeited nonvested account balances.

Participant loans - Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. New loan terms range from one to five years. Previous loans for primary residences were made up to fifteen years. Loans are secured by the remaining vested balance in the participant's account and bear interest at prime plus 1%. At December 31, 2003 interest rates range from 5.0% to 10.50%. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2003, loans mature through 2009.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 1 - Description of Plan and Basis of Presentation (continued)
------------------------------------------------------------------

Payment of plan benefits - In 2003 distributions were paid in a single lump sum. In 2002 lump sum and installment distributions were permitted. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan.

Plan expenses - Expenses of the Plan are paid by the Sponsor and, therefore, are not included in the accompanying financial statements of the Plan. During 2003 the Sponsor paid Plan expenses of approximately $17,000.

Plan termination - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.

Excess contributions - Excess contributions represent amounts withheld from participants in excess of IRC limitations that were refunded to participants subsequent to year-end.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Basis of presentation and accounting - The Plan financial statements are presented on the accrual basis of accounting.

Investments - The investment in the Sponsor's common stock, which is traded on the NASDAQ Small Cap Market under the symbol CASB, is valued at the last reported sales price before the end of the Plan year. The investments in mutual funds are stated at fair value based on quoted market prices. Loans to participants are valued at their unpaid principal value.

The Capital Preservation Fund is a common commingled trust fund. The investment is recorded at contract value, which approximates fair value. The effective yield of the Capital Preservation Fund was 4.49% and 5.79%, respectively, for the years ended December 31, 2003 and 2002, respectively.

Net appreciation (depreciation) of investments includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded when earned. Dividends are recorded on the dividend date.

Benefit payments - Benefits are recorded when paid.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 2 - Summary of Significant Accounting Policies (continued)
---------------------------------------------------------------

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3 - Tax Status
-------------------

The Internal Revenue Service has determined and informed the Sponsor by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 4 - Party In Interest Transactions
---------------------------------------

Certain Plan assets are invested in cash held by the Trustee and the Sponsors' common stock, and therefore these transactions qualify as party in interest transactions.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 6 - Investments
--------------------

The following table presents the assets held for investment purposes at December 31:

                                                         Investment Value
                                                       2003           2002
Money market funds                                  ----------   -----------
  Circle Trust Liquidity Fund                      $   24,203     $   82,779
  American Cash Management                                539              -
Common stock
  Cascade Financial Corporation                     2,394,876      1,161,810
Mutual and common commingled trust funds
  Davis NY Venture, Large Cap Fund                    918,767        919,859
  CTC Capital Preservation Fund                       411,476        470,238
  Van Kampen, Large Cap, Growth & Income Fund         225,631        146,112
  Growth Fund of America, Large Cap Growth Fund       163,630         71,172
  Alger, Mid Cap Growth & Income Fund                 109,929         82,959
     Stock Fund
  First Eagle SoGen Overseas, Foreign Equity          109,548         24,353
  PIMCO, Real Return Bond Fund                        107,949              -
  PIMCO, Small Cap Value Fund                          96,614         45,751
  American, U.S. Government Securities Fund            91,263              -
  Lord Abbott, Mid Cap Fund                            73,623              -
  Van Kampen, Equity & Income Fund                     67,434         25,724
  AIM, Small Cap Growth Fund                           28,026              -
  American, Fundamental Investors Fund                  2,041              -
  American, New Perspective Fund                        1,651              -

     Total                                          4,827,200      3,030,757

Loans to participants                                  93,658         98,695
                                                    ---------      ---------
     Total investments                             $4,920,858     $3,129,452
                                                    =========      =========

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 7 - Reconciliation of Financial Statements to the Annual Return Report of Employee Benefit Plan (Form 5500)
------------------------------------------------------------------------------

The following is a reconciliation of the changes in net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2002:

                                                    2002
                                                  --------
Net decrease per financial statements            $(54,438)

Plus
   Contributions receivable, December 31, 2001     90,992
   Excess contributions payable, December 31,      (2,127)
    2002                                          --------

Net decrease per Form 5500                       $ 34,427
                                                  ========

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

SUPPLEMENTAL SCHEDULE
---------------------
CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

                                          (c)
                                     DESCRIPTION OF
                                     INVESTMENT
                                     INCLUDING
                                     MATURITY
                                     DATE, RATE
            (b)                      OF INTEREST,
     IDENTITY OF ISSUER,             COLLATERAL,                          (e)
     BORROWER, LESSOR,               PAR OR                  (d)        CURRENT
(a)  OR SIMILAR PARTY                MATURITY VALUE         COST**       VALUE
-------------------------------------------------------------------------------
 *   Circle Trust Liquidity Fund     Money Market                    $   24,203
     American Cash Management        Money Market                           539
     Davis NY Venture                Large Cap Fund                     918,767
     Gartmore Morley                 CTC Capital Preservation Fund      411,476
     Van Kampen                      Large Cap, Growth & Income Fund    225,631
     Growth Fund of America          Large Cap Growth Fund              163,630
     Alger                           Mid Cap Growth Fund                109,929
     First Eagle SoGen Overseas      Foreign Equity Stock Fund          109,548
     PIMCO                           Real Return Bond Fund              107,949
     PIMCO                           Small Cap Value Fund                96,614
     American                        U.S. Government Securities Fund     91,263
     Lord Abbott                     Mid Cap Value Fund                  73,623
     Van Kampen                      Equity & Income Fund                67,434
     AIM                             Small Cap Growth Fund               28,026
     American                        Fundemental Investors Fund           2,041
     American                        New Perspective Fund                 1,651
 *   Cascade Financial Corporation   Common Stock                     2,394,876
     Various participants            Loans to participants -
                                     interest at 5.0% to 10.50%
                                     maturing through 2009               93,658

                                                                     $4,920,858
*   Party-in-interest as defined by ERISA
** Cost omitted with respect to partiicpant directed transactions under an individual account plan

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

                                     SIGNATURE
                                     ---------

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 24th day of June, 2004.


                                        Cascade Financial Corporation 401(k)
                                        Salary Deferral and Profit Sharing Plan

Date:  June 24, 2004                     By: /s/ Lars H. Johnson
                                             ------------------------------
                                             Lars H. Johnson
                                             Chief Financial Officer

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

                                   EXHIBIT INDEX
                                   -------------

The following documents are filed as part of this report:

Exhibit No.      Exhibit
-----------    -----------
   23.1        Consent of Independent Registered Public
                  Accountants - Moss Adams LLP
   23.2        Consent of Independent Registered Public Accounting
                  Firm - KPMG LLP